

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 28, 2009

Mr. Hoh Weng Ming
Chief Financial Officer
China Yuchai International Limited
16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581

> **Re:** **China Yuchai International Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed April 8, 2009**
> **File No. 001-13522**

Dear Mr. Ming:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

1.   We note that your shares of Yuchai are your primary asset. We also note that your plans for expansion and diversification, as described on page 44, appear to emphasize the acquisition of investment securities (for instance, the securities of TCL and HLGE.) Please provide your analysis as to whether you should be considered an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940.

Item 6. Directors, Senior Management and Employees, page 63

2.   In future filings, please provide information regarding share ownership held by your directors and members of your administrative, supervisory or management bodies. Refer to Item 6.E. of Form 20-F.

Item 8. Financial Information
Consolidated Statements of Shareholders' Equity and Comprehensive Income/(Loss), page F-8

3.   We see that in 2008 you reported unrealized losses totaling Rmb80 million identified as related to investments held by an affiliate. Please explain to us the source of the unrealized loss, the nature of the investments and the affiliate to which it relates. Please tell us where the notes to financial statements provide disclosure about these investments and the specific accounting applied.

4.   As a related matter, please reconcile for us the change in the unrealized gains in your available for sale securities between 2007 and 2008 as disclosed in Note 17 to the amounts presented in the statement of stockholders' equity.   In that regard, we see that Note 17 indicates that unrealized gains on available for sale securities were Rmb101 million as of December 31, 2007 (Form 20-F as of December 31, 2007, page F-33) and Rmb51 as of December 31, 2008.

Note 3. Summary of Significant Accounting Policies and Practices, page F-13
(c) Trade Accounts Receivable, loans receivable and bills receivable, net

5.   We see that some bills receivable are included in your balance sheet while others are apparently de-recognized upon sales to banks. In future filings, please disclose the criteria you apply in determining the appropriate accounting for bills receivable sold to banks. That is, clarify the criteria you evaluate in assessing whether de-recognition is appropriate in GAAP. In future filings, please also clarify the difference between a trade account receivable and a bill receivable.

(k) Revenue recognition

6.   It appears that you have service centers and that you provide other services to customers. Unless insignificant, in future filings please also provide an accounting policy disclosure for service revenues.

(q) Impairment of long-lived assets, other than goodwill

7.   In future filings please describe the facts and circumstances leading to the impairment charge for the hotel and office building in 2008. In that regard, please describe the business and operational factors leading you to conclude that future cash flows would not be as originally anticipated.

(r) Fair Value Measurements, page F-17

8.   In the last sentence of the next to last paragraph you indicate that "financial investments" were valued by a professional appraiser. Please tell us and in future filings disclose which instruments you are referring to as financial investments. Also tell us the extent to which you relied on the opinion of the outside expert in valuing these instruments. Please note that if you disclose that you relied on an outside appraiser in these valuing financial instruments, you may need to identify the expert in future filings and include their consent in any registration statement incorporating the Form 20-F. Please also refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

Note 17. Investments, F-28
(e) Other investments as of December 31, 2007 and 2008 not described above…, page F-33

9.   We see the general disclosure about how you determine the fair value of level 3 investments under the caption "Securities." Tell us and in future filings please disclose how you actually determined the fair value of the level 3 investments in HLGE. In that regard, please provide clear disclosure of the model or models applied and a description of the key assumptions applied in your modeling.

10.   In that regard your disclosure indicates that HLGE has an excess of liabilities over assets. We also see that through a subsidiary you refinanced bonds receivable from HLGE in 2009, prior to their maturity. Please tell us why you believe the carrying amount of the bonds is recoverable at December 31, 2008.

11.   We refer to the table disclosing the initial value, gross unrealized holding gains and period-end fair value of investment securities appearing on page F-33. In future filings please provide the disclosure of gross unrealized gains, gross unrealized losses (when applicable) and fair value of available for sale securities as of each balance sheet date included in your filing. Refer to FASB ASC 320-10-50-2.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant